NO ACT

PE
1-14-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010696

February 22, 2010

Received SEC
FEB 22 2010
Washington, DC 20549

William H. Aaronson
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2/22/10

Re: Comcast Corporation
Incoming letter dated January 14, 2010

Dear Mr. Aaronson:

This is in response to your letters dated January 14, 2010 and February 3, 2010 concerning the shareholder proposal submitted to Comcast by Robert D. Morse. We also received a letter from the proponent on February 2, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

February 22, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated January 14, 2010

The proposal calls for the board to "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account."

There appears to be some basis for your view that Comcast may exclude the proposal under rule 14a-8(i)(7), as relating to Comcast's ordinary business operations. In this regard, we note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Comcast relies.

Sincerely,

Charles Kwon
Special Counsel

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Washington DC
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Hong Kong

Davis Polk

William H. Aaronson

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4397 tel
212 701 5397 fax
william.aaronson@davispolk.com

February 3, 2010

Re: ***Response to the January 23, 2010 letter submitted by Robert D. Morse***

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**", or the "**Company**"), we write to supplement our letter of January 14, 2010 (the "**Letter**"), relating to the proposal (the "**Proposal**") submitted by Robert D. Morse (the "**Proponent**"). In the Letter, we notified the Securities and Exchange Commission (the "**Commission**") of the Company's intention to omit the Proposal and related supporting statement from the Company's proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (collectively, the "**2010 Proxy Materials**") on the grounds set forth in Rule 14a-8(i)(7), Rule 14a-8(i)(2), Rule 14a-8(i)(6) and Rule 14a-8(i)(3) and requested that the Staff of the Division of Corporation Finance (the "**Staff**") confirm that it will not recommend any enforcement action to the Commission if Comcast omits the Proposal and related supporting statement from its 2010 Proxy Materials. In response to the Letter, the Proponent submitted a letter dated January 23, 2010 to the Commission (the "**Response Letter**"). We now submit this letter in reply to the Response Letter.

Omission on the basis of Rule 14a-8(i)(7): Ordinary Business Operations

The Proponent states in the Response Letter that the Proposal does not "interfere with 'Normal business operations'". As stated in the Letter, however, the Proposal requests a cap on remuneration paid to "Management" and does not limit the cap to remuneration paid to "senior executives", "named executive officers," or a similar selected class of executives and/or officers of the Company. Without such limitation, the Proposal, if implemented, would encompass more than 10,000 of the Company's employees.

The Staff has previously allowed the exclusion of shareholder proposals that are not limited to senior executive compensation, see FPL Group (February 3, 1997) (allowing the exclusion of a proposal addressing compensation of "upper management" and "supervisors" as being overly broad) and has previously concurred with the exclusion under Rule 14a-8(i)(7) of two virtually identical shareholder proposals submitted by the Proponent. See Mattel, Inc. (March 13, 2006) (asking the board of directors to "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year", including eliminating severance contracts); General Motors Corp. (March 24, 2006) (asking that the board of directors "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year", excluding minor perks and necessary insurance, and to prohibit severance contracts from being made).

Omission on the basis of Rule 14a-8(i)(2): Violation of State Law

The Proponent states in the Response Letter that "[State or Corporate by-laws] . . . can be changed by application to the S.E.C. and/or the State of Incorporation." The Company understands this statement as an argument that the Proposal is not excludable pursuant to Rule 14a-8(i)(2) on the grounds that its implementation would result in a violation of state law. To the extent this argument suggests that the Company or the Commission can alter state law unilaterally, it clearly is incorrect. Furthermore, a suggestion that state law may – or may not – be changed in the future cannot justify inclusion of a shareholder proposal that violates state law as currently in effect.

The Response Letter fails to address the Company's argument that the Proposal is excludable because it would cause the Company to unilaterally breach existing contracts with certain of its management in violation of Pennsylvania law. The Company's position is consistent with the position taken by the Staff in connection with other similar proposals. See Cendant Corporation (January 16, 2004) (proposal seeking to limit compensation paid to the company's CEO would require the company to violate an existing compensation agreement); International Business Machines Corporation (December 15, 1995) (proposal to reduce the compensation of certain executive officers would result in unilateral modification of certain existing contracts).

Omission on the basis of Rule 14a-8(i)(6): Company Lacks the Power to Implement the Proposal

For substantially the same reasons as stated above in connection with Rule 14a-8(i)(2), the Response Letter does not raise any new substantive arguments as to why the Proposal should not be excluded pursuant to Rule 14a(8)(i)(6). Imposing the limitations described in the Proposal on certain of the Company's employment agreements would cause the Company to breach these agreements and therefore violate Pennsylvania law. Accordingly, the Company would lack the power or authority to lawfully implement the Proposal if it were approved by the Company's shareholders.

Omission on the basis of Rule 14a-8(i)(3): Vague and Indefinite

Finally, the Response Letter does not address the Company's argument that the Proposal is impermissibly vague and indefinite so as to be inherently misleading and therefore excludable pursuant to Rule 14a-8(i)(3), other than to state that this is a "false claim".

Conclusion

Comcast hereby restates that it believes that the Proposal may be properly excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(2), Rule 14a-8(i)(6) and Rule 14a-8(i)(3) for the reasons set forth in the Letter as supplemented above.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very truly yours,



William H. Aaronson

cc: Robert D. Morse

Arthur R. Block
Comcast Corporation

Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

January 23, 2009

Office of The Chief Counsel
Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549

Re: My Proposal to Comcast Corp..

Ladies & Gentlemen:

Counsel for Comcast Corp. is trying to derail my Proxy Proposal by introducing a claim that I am trying to interfere with "Normal business operations", which is not so. The entire Proxy Materials are provided t o inform shareowners of how the top 5 of Management are compensated by actions of the Directors, usually those recommended and elected, there being little or no opponents available for choice. We are supposed to have a say in changes, but the "Rules of 1933"as amended, deprive us of any meaningful changes.

The claim of having "other Managers" remuneration is not a Proxy item, nor is the statement that it would violate any State or Corporate by-laws, as they can be changed by application to the S.E.C. and/or the State of Incorporation.

The entire Proxy would be of no value, were we not allowed to vote on the subject of remuneration. The problem for too long now, is that we are denied "The Right of Dissent", a violation of our Constitutional Rights. "Plurality" voting must be rescinded, and "Against" returned to the Vote For Directors boxes wherever it has been abolished.

PEPPER, HAMILTON LETTER OF JAN. 14, 2010 –TO COMCAST- Advisory

Page 8, 2nd Paragraph, states "---"Directors of a Pennsylvania corporation owe a fiduciary duty solely to the corporation and must act according to the corporation's best interest". In what way are the huge awards a "best interest" when it is of "best interest" to those receiving such ? The millions of dollars paid out yearly deplete shareowners equity, and would be better used to pay higher dividends. The Proxy Material never mentions what contribution the high level recipients did to earn such. Usually, certain "levels of achievement" are used as an excuse, which does not mean they actually contributed to the income of the company.

Let's be fair to Proponents, and allow my legitimate and easily read Proxy, disallowing the false claim that it is "confusing and misleading". The application and accomplishment thereof is up to Management, not myself, if they consider, [redacted].

Copies to: Comcast, Davis Polk

Sincerely
Robert D. Morse

EXHIBIT

Pepper Hamilton LLP
Attorneys at Law

> credit and to pay bonuses or other additional compensation to any of the foregoing for past services.

15 Pa. C. S. § 1502. Section 1502(c) specifically delegates the power to fix employee compensation to the board of directors pursuant to Section 1721. Accordingly, under Pennsylvania law, the board of directors sets the compensation policies for officers, employees and agents of the corporation, not the shareholders.

In Pennsylvania, directors stand in a fiduciary relation solely to the corporation as an entity, not to any particular constituency. *See* 15 Pa. C.S. § 1717; *see also Fidelity Federal Savings and Loan Ass'n v. Felicetti*, 830 F. Supp. 262, 269 (E.D. Pa. 1993) (applying Pennsylvania law and stating that the "nature of the relationship between the directors and the corporation requires that the directors devote themselves to the affairs of the corporation with a view toward promoting the best interests of the corporation"). Section 1715(b) provides that, when considering the best interests of the corporation, the directors are not required to regard any corporate interest or the interests of any particular group affected by such action as a dominant or controlling interest or factor. *See* 15 Pa. C.S. § 1715(b). That subsection also makes clear that the consideration of interests or factors in the manner described in Section 1715 shall not constitute a violation of Section 1712. Thus, the BCL expressly negates the rule that exists in some jurisdictions that the interests of shareholders must, in certain circumstances, be considered paramount to the interests of other constituencies. *See AMP Inc. v. Allied Signal Corp.*, 1998 WL 778348 (E.D. Pa. 1998) (stating that "[t]he directors of a Pennsylvania corporation owe a fiduciary duty solely to the corporation and must act according to the corporation's best interest").

COMMENT: ANY

If the Proposal is adopted by the Company's shareholders and implemented by the Board, the Board would be required to set compensation for its executives and senior management at $500,000.00, a seemingly arbitrary number that is in no way related to the Board's independent business judgment as to whether such amount is in the best interests of the Company. Accordingly, the Proposal, if implemented, would mandate that the Board disregard its fiduciary duty to fix employee compensation levels in accordance with its assessment of the Company's best interests, as specifically mandated by Sections 1502(16) and 1721(a) of the BCL.

CONCLUSION

Based on our examination of the foregoing documents, and subject to the assumptions and other qualifications herein set forth, we are of the opinion that:

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Davis Polk

William H. Aaronson

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4397 tel
212 701 5397 fax
william.aaronson@davispolk.com

January 14, 2010

Re: ***Shareholder Proposal Submitted by Robert D. Morse***

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**", or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (collectively, the "**2010 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement received from Robert D. Morse (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2010 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Securities and Exchange Commission (the "**Commission**") via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent via email to the Proponent at FISMA & OMB Memorandum M-07-16 and is also being mailed on this date to the Proponent, informing the Proponent of the Company's intention to exclude the Proposal from the 2010 Proxy Materials. The Company plans to file its definitive proxy statement with the Commission on or about April 9, 2010. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

I. INTRODUCTION

The Proposal, which is attached hereto as Exhibit A, requests "that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account" . . . excluding "minor perks and necessary insurance, and required Social Security payments."

Comcast respectfully requests that the Staff concur with its view that the Proposal may be properly omitted from its 2010 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal pertains to matters of the Company's ordinary business operations, specifically, general compensation matters;
- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate Pennsylvania law;
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement a proposal that would result in a breach of Pennsylvania law; and
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

II. REASONS FOR EXCLUSION

A. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it pertains to matters of the Company's ordinary business operations, specifically, general compensation matters.

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials shareholder proposals that relate to a company's "ordinary business operations." The Commission has indicated that the underlying policy of the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "**1998 Release**"). The Commission described in the 1998 Release the two "central considerations" for the ordinary business operations exclusion: (1) certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight; and (2) "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Consistent with these principles as well as Staff Legal Bulletin No. 14A (July 12, 2002), the Staff has regularly permitted the exclusion of shareholder proposals pursuant to Rule 14a-8(i)(7) when such shareholder proposals address "general employee compensation" issues. See Staff Legal Bulletin No. 14A (July 12, 2002) ("[s]ince 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation . . . . We agree with the view of companies that they may exclude [shareholder] proposals that relate to general employee compensation matters in reliance on [R]ule 14a-8(i)(7) . . . .").

The Proposal requests a cap on remuneration paid to "Management" and does not limit the cap to remuneration paid to "senior executives", "named executive officers," or a similar selected class of executives and/or officers of the Company. The Proposal is directed at "any one of Management" and the Supporting Statement submitted with the Proposal states that "the proxy is required to publish remuneration of only five upper Management personnel." The

Proponent's descriptions of "only five" and "upper" Management clearly demonstrate that the term "Management", standing alone, encompasses a broader group of personnel than just "senior executives." The Company currently classifies more than 10,000 of its employees as being "Management." By encompassing such a large number of employees, the Proposal requests that shareholders vote on the compensation of a wide range of employees of the Company. The Staff has previously allowed the exclusion of shareholder proposals that are not limited to senior executive compensation. See FPL Group (February 3, 1997) (allowing the exclusion of a proposal addressing compensation of "upper management" and "supervisors" as being overly broad).

The Staff has previously concurred with the exclusion under Rule 14a-8(i)(7) of two virtually identical shareholder proposals submitted by the Proponent. See Mattel, Inc. (March 13, 2006) (approving a request for exclusion pursuant to Rule 14a-8(i)(7) of a proposal submitted by the Proponent asking the board of directors to "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year", including eliminating severance contracts); General Motors Corp. (March 24, 2006) (approving a request for exclusion pursuant to Rule 14a-8(i)(7) of a proposal submitted by the Proponent asking that the board of directors "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year", excluding minor perks and necessary insurance, and to prohibit severance contracts from being made). The Staff has also concurred with company requests for exclusion of similar shareholder proposals submitted by various shareholder proponents as relating to the ordinary business operations of the company. See Pfizer, Inc. (January 29, 2007) (requesting that the board of directors cease to grant stock options to any employees); Amazon.com, Inc. (March 7, 2005) (requesting that the board of directors adopt and disclose a new policy on equity compensation and cancel an equity compensation plan that could affect all employees); Plexus Corp. (November 4, 2004) (requesting discontinuance of all grants of stock options for employees and associates); Woodward Governor Company (September 29, 2004) (requesting the implementation of a policy to remove all stock option programs); Sempra Energy (December 19, 2002) (requesting a limit on grants of stock options and derivatives that would apply to both); ConAgra Foods, Inc. (June 8, 2001) (requesting an amendment to the exercise price, vesting and other terms of the company's stock plan); Shiva Corp. (March 10, 1998) (requiring an amendment to the company's bylaws to prohibit repricing of stock options).

Accordingly, due to the Proponent's failure to limit the Proposal to the compensation of senior executive officers of Comcast, the Proposal, like the Proponent's proposals submitted to Mattel and General Motors (described above) and consistent with similar precedents, may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it seeks to limit compensation for non-executive employees.

B. The Proposal may be excluded pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause the Company to breach existing employment agreements.

(i) Implementation of the Proposal would result in violations of state law.

Rule 14a-8(i)(2) permits a company to exclude a proposal from its proxy statement "if the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." The Company is incorporated under the laws of the Commonwealth of Pennsylvania and its employment agreements with its management are governed by Pennsylvania law.

It is well established that if implementation of a shareholder proposal would require a company to breach existing contracts, in violation of state law, such proposal may be excluded under Rule 14a-8(i)(2). See Cendant Corporation (January 16, 2004) (proposal seeking to limit compensation paid to the company's CEO would require the company to violate an existing compensation agreement); Sensar Corporation (May 14, 2001) (proposal seeking to rescind and re-authorize, on modified terms as specified in the proposal, stock options already awarded to officers and directors would require the company to breach existing contractual obligations); International Business Machines Corporation (February 27, 2000) (proposal requesting that the board of directors attempt to terminate and renegotiate IBM's CEO's retirement package would cause the company to breach such contracts); Mobile Corporation (January 29, 1997) (proposal seeking a policy that no executive may exercise a stock option within six months of the announcement of a significant workforce reduction would require the company to breach existing contractual or other obligations); and International Business Machines Corporation (December 15, 1995) (proposal to reduce the compensation of certain executive officers would result in unilateral modification of certain existing contracts).

As more fully described in the opinion of Pepper Hamilton LLP (the "**Pepper Hamilton Opinion**") attached hereto as Exhibit B, implementation of the Proposal would cause the Company to unilaterally breach existing contracts with certain of its management and therefore would violate Pennsylvania law. Because the Proposal, if implemented, would result in unilateral breach of the agreements described in the Pepper Hamilton Opinion, the Company believes that the Proposal may be properly omitted from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(2) since implementation of the Proposal would result in a violation of Pennsylvania law.

(ii) The Company would lack the power or authority to implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal from its proxy materials if the company lacks the power or authority to implement the proposal. The Staff has consistently agreed that a proposal that if implemented would result in a breach of an existing contract may be excluded pursuant to Rule 14a-8(i)(6) as beyond the power or authority of the Company to implement. See NVR, Inc. (February 17, 2009) (permitting the exclusion of a proposal that might cause NVR to breach existing compensation agreements and require NVR to impose restrictions on transferability of shares already issued); PG&E Corp. (February 25, 2008) (permitting exclusion of a proposal that would violate Delaware law); The Gillette Company (March 10, 2003) (permitting exclusion of a proposal that would cause the company to breach an existing compensation agreement); Sensar Corporation (May 14, 2001) (permitting the company to exclude a proposal that would cause the company to breach existing contractual obligations); Whitman Corporation (February 15, 2000) (same).

As discussed above and in the Pepper Hamilton Opinion, imposing the limitations described in the Proposal on the Company's employment agreements referred to in the Pepper Hamilton Opinion would cause the Company to breach these agreements and therefore violate Pennsylvania law. Accordingly, the Company would lack the power or authority to lawfully implement the Proposal if it were approved by the Company's shareholders. For these reasons, the Company believes that the Proposal may be properly omitted from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(6).

C. The Proposal may be excluded under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

Rule 14a-8(i)(3) permits a company to omit a proposal and the related supporting statement from its proxy materials if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The Staff has consistently concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(3) where the company can demonstrate that "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Staff has regularly concurred that a shareholder proposal relating to executive compensation may be excluded under Rule 14a-8(i)(3) where aspects of the proposal are ambiguous, thereby resulting in the proposal being so vague or indefinite that it is inherently misleading. Where proposals fail to define key terms or otherwise provide guidance on their implementation, the Staff has allowed exclusion of shareholder proposals concerning executive compensation. See Verizon Communications Inc. (February 21, 2008) (proposal requesting that the board of directors adopt a new senior executive compensation policy incorporating criteria specified in the proposal failed to define critical terms and was internally inconsistent); Prudential Financial, Inc. (February 16, 2007) (proposal requesting that the board of directors "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms, was subject to conflicting interpretations and was likely to confuse shareholders); Bank of America Corporation (February 17, 2006) (proposal seeking to limit salary increases of the directors of Bank of America was so vague and indefinite that shareholders voting on the submission could not be expected to understand what they were being asked to consider and what actions would be taken if the proposal was implemented); General Electric Company (February 5, 2003) (proposal urging the board of directors "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance concerning its implementation); General Electric Company (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal); Eastman Kodak Company (March 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks and stock options" failed to define various terms, including "perks", and gave no indication as to how options were to be valued); PepsiCo Inc. (February 18, 2003) (same).

The Staff has also regularly concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposal "may be subject to differing interpretations." See, e.g., Wendy's International Inc. (February 24, 2006) (permitting exclusion of a proposal where the term "accelerating development" was found to be unclear); Peoples Energy Corporation (November 23, 2004) (permitting exclusion of a proposal where the term "reckless neglect" was found to be unclear); Exxon Corporation (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations); Fuqua Industries, Inc. (March 12, 1991) ("meaning and application of terms and conditions . . . in [the] proposal would have to be made without guidance from the proposal and would be subject to differing interpretation[s]"). In issuing its decision in Fuqua Industries, the Staff stated that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal.

The Proposal falls squarely within the criteria for exclusion established by the Staff because the Proposal and its key terms are vague and undefined, and the Proposal fails to provide sufficient guidance concerning its implementation. The Proposal includes the term "Management" without defining that term or describing which Comcast managers (if not all) should be included within the scope of "Management". Without guidance regarding the meaning of this term, shareholders could not be expected to understand with a reasonable degree of certainty to whom the Proposal applies. Additionally, the Proposal fails to define the terms "remuneration" and "minor perks" and fails to set forth how remuneration is to be calculated. Without knowing what types of compensation should be subject to the $500,000 cap and how such cap should be calculated, the shareholders voting on the Proposal could not be expected to know with a reasonable degree of certainty what actions would be taken in order to implement the Proposal, if adopted.

In addition, the Proposal is confusing and inconsistent in that it requests that Comcast "eliminat[e] possible severance pay and funds placed yearly in a retirement account", regardless of whether or not the relevant payee currently or would otherwise earn in excess of $500,000 per year. As described above, this is further complicated by the fact that the Proposal fails to define the term "Management". Taken literally, this Proposal could be read to say that "severance pay" and "funds placed yearly in a retirement account" should be prohibited for every Comcast manager.

Furthermore, the supporting statement included with the Proposal appears to be a call for votes against the members of the Board of Directors of Comcast, rather than an explanation as to how the Proposal should be implemented, or why a vote "for" the Proposal may be merited.

As a result of these inconsistencies and ambiguities, the shareholders that would vote on the Proposal cannot know with reasonable certainty what they are being asked to approve. Accordingly, neither the shareholders voting on the Proposal, nor the Company's Board of Directors in implementing the Proposal, would be able to determine with reasonable certainty what actions or measures are required to be taken to implement the Proposal. Because the Staff has consistently approved the exclusion of proposals that are so vague or indefinite as to be inherently misleading, we hereby respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(3).

III. CONCLUSION

We have concluded that Comcast may properly omit the Proposal from the 2010 Proxy Materials pursuant to (A) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations; (B) Rule 14a-8(i)(2) because implementation of the Proposal would result in violations of Pennsylvania law; (C) Rule 14a-8(i)(6) because Comcast's Board of Directors lacks the power or authority to implement a proposal that would result in a violation of Pennsylvania law; and (D) Rule 14a-8(i)(3) because the Proposal is inherently vague and indefinite so as to be misleading.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very truly yours,



William H. Aaronson

cc: Robert D. Morse

Arthur R. Block
Comcast Corporation

EXHIBIT A

Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

August 1, 2009

*** FISMA & OMB Memorandum M-07-16 ***

Office of The Secretary
Comcast Corporation
1500 Market Street
Philadelphia, PA 19103-2838

Dear Secretary:

I, Robert D. Morse, of *** FISMA & OMB Memorandum M-07-16 *** , owner of $2000.00 or more of company stock, for over one year, wish to present a proposal to be printed in the Year 2010 Proxy Materials for a vote. I will attempt to be represented at the meeting, and shall hold equity until after that time.

Note: Should your firm already be supplying an "Against" voting section in the "Vote for Directors", please omit the sections in parenthesis.

The Proof of Ownership of $2000.00 value, and holding such for at least 1 year, the agreement to hold stock until after the meeting date, regardless of market conditions might be required by the S.E.C. Since most corporations have endorsed elimination of certificates, holding in street, or broker's name has proliferated. A few companies asked to provide a letter from my broker, as the S.E.C. "Rules" will not permit acceptance of the monthly report showing date of purchase, and latest report showing stock holdings. **The S.E.C is insulting the integrity of all brokers in the industry**. To prove how ridiculous this "Rule" is, the broker uses the same computer report information as given me to provide the letter of confirmation ! It is also an intrusion on their time and of no interest to them.

Note: **In previous presentations of Proposals, only a few corporations with an "anti-** attitude" have used their money saving rights of "non issuance of Certificates" as a wedge to delay a Proponent's work by using the S.E.C. "Rule" permitting such. One company, used outside legal counsel, whom presented a near ½ inch report to the S.E.C. and myself, to increase their charges, which diminish earnings. There is no regard for the National Paperwork Reduction Act, while the S.E.C. still requires 6 copies by the presenter. Please be considerate. Thanks for not wasting money on outside counsel and paperwork, as I only received low voting support from shareowners through the past 20 plus years.

E-mail questionnaire just received from the S.E.C. and replied, regarding above and other issues.

Sincerely,

Robert D. Morse



Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

August 1, 2009

PROPOSAL:

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account. This excludes minor perks and necessary insurance, and required Social Security payments.

REASONS:

It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only five upper Management personnel. YOUR assets are being constantly diverted for Management's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

{The use of "Plurality" voting, is a scam to guarantee return of Management to office, and used only in the Vote for Directors after removing "Against", as far back as year 1975, placed in corporate registrations and also in 6 or more States Rules of largest Corporate Registration, perhaps by influence of Lobbyists. }

The only present way to reform excess remuneration at present is to vote "Against" all Directors until they change to lower awards. Several years ago, Ford Motor Company was first to agree with self to return this item, since followed by many but not all companies.

{The S.E.C. should require "Against" in the vote for Directors column, it being unconstitutional to deny our "Right of Dissent". In some Corporate and State filings, these may be referred to as "Laws", but showing no penalties, are therefore merely "Rules, which can be ignored or not applied. and cannot be defeated for election, even if one vote "For" is received by each, for the number of nominees presented.]

You are asked to take a closer look for your voting decisions, as Management usually nominates Directors, whom may then favor their selectors. The Directors are the group responsible for the need of this Proposal, as they determine remuneration..

Any footnote stating that signed but not voted shares will be voted "at the discretion of Management". is unfair, as the shareowner may only be wishing to stop further solicitations, and as, on other matters, can "Abstain". The voting rights are not given voluntarily by not voting.

Please vote "FOR" this Proposal, it benefits you, the owners of the Company.

Sincerely,

Robert D. Morse



EXHIBIT B

Pepper Hamilton LLP
Attorneys at Law

3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750

January 14, 2010

Comcast Corporation
One Comcast Center
Philadelphia, PA 19103-2838

Re: Shareholder Proposal Submitted by Robert D. Morse

Ladies and Gentlemen:

We have acted as special Pennsylvania counsel to Comcast Corporation, a Pennsylvania corporation (the "Company"), in connection with a proposal (the "Proposal") and related reasons for the Proposal (the "Supporting Statement") submitted by Robert D. Morse (the "Proponent") that the Proponent intends to have included in the Company's proxy statement and form of proxy for the Company's 2010 Annual Meeting of the Shareholders (collectively, the "2010 Proxy Materials"). In this connection, you have requested our opinion as to certain matters under the Business Corporation Law of the Commonwealth of Pennsylvania (the "BCL") and Pennsylvania law in effect as of the date hereof, which law is subject to change with possible retroactive effect.

For the purpose of rendering this opinion, our examination of documents relating to the Company has been limited to the examination of originals or copies of the following:

1. The Amended and Restated Articles of Incorporation of the Company, dated and filed in the office of the Secretary of the Commonwealth of Pennsylvania as of August 5, 2009, issued by the Secretary of the Commonwealth of Pennsylvania on January 12, 2010 (the "Charter");

2. The Bylaws of the Company, as amended (the "Bylaws");

3. The Employment Agreement by and between the Company and Brian L. Roberts dated as of June 1, 2005, the Employment Agreement by and between the Company and David L. Cohen dated as of November 7, 2005 (as amended November 11, 2005 and January 25, 2006), the Employment Agreement by and between the Company and Stephen B. Burke dated as of December 16, 2009, the Employment Agreement by and between the Company and Michael J. Angelakis dated as of December 16, 2009 and the Employment Agreement by and between the Company and Arthur R. Block dated as of December 16, 2009 (collectively the "NEO Employment Agreements"); and

4. The Proposal and the Supporting Statement.

For purposes of this opinion, we have not reviewed any documents other than the documents listed above and we have not reviewed any document that is referred to in or incorporated by reference into any of such documents. We have assumed that there exists no provision in any document that we have not reviewed that is inconsistent with the aforementioned documents and the opinions stated herein. We have conducted no independent factual investigation of our own but rather have relied solely upon the foregoing documents (without any other investigation to determine if such reliance is reasonable), the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we have assumed to be true, complete and accurate. With respect to all documents, examined by us, we have assumed that (i) documents examined by us are executed by all necessary parties and all signatures on documents examined by us are genuine, (ii) all documents submitted to us as originals are authentic, and (iii) all documents submitted to us as copies conform with the originals of those documents.

This opinion letter is limited to the laws of the Commonwealth of Pennsylvania (excluding the securities and blue sky laws of the Commonwealth of Pennsylvania), and we have not considered and express no opinion on the laws of any other jurisdiction, including any international laws, non-United States laws, federal bankruptcy and other federal laws and rules and regulations relating thereto. Our opinions are rendered only with respect to the laws of the Commonwealth of Pennsylvania and rules, regulations and orders thereunder that are currently in effect.

THE PROPOSAL

The Proponent requests that the following resolution be included in the Company's 2010 Proxy Materials:

> I propose that the Directors eliminate all remuneration for any one of Management in an amount over $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account. This excludes minor perks and necessary insurance, and required Social Security Payments.

The Proposal also contains a Supporting Statement, which reads, in relevant part, as follows:

It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only five upper Management personnel. YOUR assets are being constantly diverted for Management's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder (sic) due to a takeover.

{The use of "Plurality" voting, is a scam to guarantee return of Management to office, and used only in the Vote for Directors after removing "Against", as far back as year 1975, placed in corporate registrations and also in 6 or more States Rules of largest Corporate Registration, perhaps by influence of Lobbyists.}

The only present way to reform excess remuneration at present is to vote "Against" all Directors until they change to lower awards. Several years ago, Ford Motor Company was first to agree with self to return this item, since followed by many but not all companies.

{The S.E.C. should require "Against" in the vote for Directors column, it being unconstitutional to deny our "Right of Dissent". In some Corporate and State filings, these may be referred to as "Laws", but showing no penalties, are therefore merely "Rules, which can be ignored or not applied and cannot be defeated for election, even if one vote "For" is received by each, for the number of nominees presented] (sic)

You are asked to take a closer look at your voting decisions, as Management usually nominates Directors, whom may then favor their selectors. The Directors are the group responsible for the need of this Proposal, as they determine remuneration.. (sic)

Any footnote stating that signed but not voted shares will be voted "at the discretion of Management" is unfair, as the shareowner may only be wishing to stop further solicitations, and as, on other matters, can "Abstain". The voting rights are not given voluntarily by not voting.

Please vote "FOR" this Proposal, it benefits you, the owners of the Company.

DISCUSSION

You have asked for our opinion as to whether the Proposal, if adopted by the shareholders and implemented by the Company's Board of Directors (the "Board"), would be valid under Pennsylvania law. For the reasons set forth below, in our opinion, the Proposal, if adopted and implemented, would violate both the BCL and applicable Pennsylvania law with respect to existing contractual agreements.

I. Implementation of the Proposal Would Violate Pennsylvania Law

A. Implementation of the Proposal Would Violate Pennsylvania Law by Requiring the Company to Unilaterally Breach Existing Contracts

By implementing the Proposal, the Company would subject itself to liability under Pennsylvania law because such implementation would breach existing contracts with the Company's named executive officers ("NEOs") and certain of the Company's senior management.

Generally, the Company compensates its executives and senior management pursuant to binding, employment contracts that are negotiated at arms length. Each of the NEO Employment Agreements we reviewed provide for an annual base salary in excess of $500,000.00. You have represented to us that in addition to the NEOs, you have entered into binding employment agreements with more than 40 other employees that provide for base salary in excess of $500,000.00. We have reviewed some but not all of these employment agreements, but you have advised us that each of these employment agreements is substantially in the form of those we have reviewed. In addition to base salary, the Company's NEO and senior management employment agreements contain provisions for severance and retirement fund contributions, and while the terms of the employment agreements are extensive, they do not permit the Company to unilaterally eliminate all remuneration for an employee in an amount above $500,000.00 per year. Accordingly, the limitation called for by the Proposal would cause the company to breach certain of its existing contracts in violation of Pennsylvania law.

It is hornbook law that where an employee is engaged to perform a certain job for a certain term, the employer is contractually bound to make such employment available and to adhere to the terms of the employment contract. As one commentator has noted:

> [w]hen an employee has been employed for a definite time under an express contract stipulating the payment of a stated compensation, the employer has no power arbitrarily to reduce that compensation during the term of the employment.

Sufficiency of Notice of Modification in Terms of Compensation of At-Will Employee Who Continues Performance to Bind Employee, 69 A.L.R. 4th 1145, 1146 (1989). Pennsylvania courts are in accord with this proposition. *See e.g. Baltica-Skandinavia Ins. Co. v. Booth, Potter, Seal & Co.*, 1988 U.S. Dist. LEXIS 9051 (E.D. Pa. 1988) ("the ordinary presumption in contract law [is] that a party may not unilaterally change material terms of a contract").

In Pennsylvania, courts have routinely held an employer liable for its unilateral amendment to an employment contract with an employee. In *Sullivan v. Chartwell Investment Partners*, 873 A.2d 710, 715 (Pa. Super. 2005), in order to prevent an employee from leaving his employment, the employer agreed that such employee's compensation for 2001 would not be less than his compensation for 2000. Soon thereafter, the employer gave the employee notice of termination but promised to provide him with severance. *Id.* After the employee's termination, the employer failed to provide him with severance, and his compensation for 2001 fell below his level of compensation for 2000. *Id.* Rejecting the argument that the employee's at-will status rendered him unable to establish a contractual right to compensation, the court reasoned that "[the employee]'s status as an at-will employee is irrelevant to whether a contract existed to provide compensation during the term of his employment." *Id.* at 716. The court held that the plaintiff's allegations that there existed a contractually guaranteed level of compensation, the employer's conduct of "unilaterally alter[ing] [the plaintiff's] compensation scheme" and the failure of the employer to pay such contractually guaranteed sum sufficiently pled the three elements of a breach of contract claim. *Id.* at 717; *see also Creamer v. AIM Telephones, Inc.*, 1993 U.S. Dist. LEXIS 12363 (E.D. Pa. 1993) (applying Pennsylvania contract law and holding employer liable for breach of contract where employer unilaterally reduced employee's compensation during the term of a valid employment agreement); *Steinberg v. 7-Up Bottling Co.*, 431 Pa. Super. 333, 337 (1994) (affirming award of 6 months' salary to employee for employer's breach of his employment contract); *Dorn v. Stanhope Steel, Inc.*, 368 Pa. Super. 557 (1987) (holding employer liable for breaching employment contract); *see generally Delavau, Inc. v. Eastern America Transport & Warehousing, Inc.*, 810 A.2d 672, 681 (Pa. Super. 2002) ("once a contract has been formed, its terms may be modified only if both parties agree to the modification and the modification is founded upon valid consideration"); *Corson v. Corson's,*

Inc., 434 A.2d 1269, 1271 (Pa. Super. 1981) ("[i]t is fundamental that a contract be modified only by the assent of both parties, and only if the modification is founded upon valid consideration"); *Wilcox v. Regester*, 207 A.2d 817, 821 (Pa. Super. 1965) ("[a]n agreement may be modified with the assent of both contracting parties if the modification is supported by consideration"). Moreover, the Proposal, if implemented, would require the Company to eliminate "possible severance pay," which would further subject the Company to liability under Pennsylvania law. *See e.g. Bayne v Proctor & Gamble Distributing Co.*, 87 Pa Super. 195 (1926) (affirming finding of liability against an employer for refusing to pay former employee amounts due under valid severance agreement).

Furthermore, if the Proposal is implemented and the Company is thereby forced to breach existing contractual arrangements with NEOs and senior management, the Company would be in violation of the Pennsylvania Wage Payment and Collection Law (the "WPCL"). *See* 43 Pa. Stat. Ann. §§ 260.1 to 260.45. The WPCL does not create a right to wages or benefits, but instead provides a statutory remedy where an employer breaches a contractual right to wages that have been earned. *Harding v. Duquesne Light Co.*, 882 F.Supp. 422 (W.D. Pa. 1995). The WPCL protections extend to all Pennsylvania based employees. *Killian v.McCulloch*, 873 F.Supp. 938 (E.D. Pa. 1995), aff'd, 82 F.3d 406 (3d Cir. 1996). The purpose of the WPCL is to remove a portion of the obstacles faced by employees in litigation and to make the employee whole for wages wrongfully withheld by the employer. *Obeneder v. Link ComputerCorp.*, 449 Pa.Super. 528, 674 A.2d 720 (1996), aff'd, 548 Pa. 201, 696 A.2d 148 (1997).

The Proposal seeks to reduce compensation payable to certain of the Company's executives and senior management. Any such compensation is payable under existing contractual arrangements with these individuals. To the extent the Proposal would cancel or modify these arrangements, it would cause the Company to breach these employment agreements, which do not give the Company the power to unilaterally change their terms so as to reduce or revoke the benefits granted thereunder. Accordingly, any such unilateral action by the Company would constitute a breach of its existing contractual arrangements in violation of Pennsylvania law.

B. The Proposal Mandates Action on Matters that, Under Pennsylvania Law, Fall Within the Powers of a Company's Board of Directors

As a general matter, the directors of a Pennsylvania corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 1721(a) of the BCL provides, in relevant part, as follows:

> Unless otherwise provided by statute or in a bylaw adopted by the shareholders, all powers enumerated in Section 1502 (relating to general powers) and elsewhere in this subpart or otherwise vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every business corporation shall be managed under the direction of, a board of directors.

15 Pa. C.S. § 1721(a). Section 1721(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such mandate must be provided in the BCL or the bylaws of the corporation. Article 3 of the Company's Bylaws clearly states that except as otherwise provided by law, by the Charter or by the Bylaws, "all powers of the Corporation shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board of Directors." The Company's Charter is silent on this issue. For these reasons, the discretion to set compensation levels for the Company's executives and senior management rests with the Board.

Section 1721(a) sets forth the overall approach taken by the BCL with regard to the separate and distinct roles of the shareholders of the corporation, on the one hand, and the board of directors or managers of the corporation, on the other hand. Case law in Pennsylvania supports the proposition that the directors, and not the shareholders, manage the business and affairs of the corporation. *See Enterra Corporation v. SGS Associates*, 600 F. Supp 678, 685 (E.D. Pa. 1985) (applying Pennsylvania law and stating that, "[i]t is the directors, and not the shareholders, who must manage the business affairs of the corporation, and the directors of a corporation 'have the power to bind [the corporation] by any contract which is within its express or implied powers, and which in their judgment is necessary or proper in order to carry out the objectives for which the corporation was created... without consulting with or obtaining the consent of the stockholders.'"). The Pennsylvania Supreme Court has echoed this sentiment; *see Cuker v. Mikalaurskas*, 692 A.2d 1042, 611 (Pa. 1997) (stating that pursuant to 15 Pa. C. S. § 1721 "decisions regarding litigation by or on behalf of a corporation... are business decisions as much of any other financial decisions... [a]s such they are within the province of the board of directors").

Furthermore, Section 1502(16) provides that a corporation shall have the power:

> To elect or appoint and remove officers, employees and agents of the corporation, define their duties, fix their compensation and the compensation of directors, to lend any of the foregoing money and

credit and to pay bonuses or other additional compensation to any of the foregoing for past services.

15 Pa. C. S. § 1502. Section 1502(c) specifically delegates the power to fix employee compensation to the board of directors pursuant to Section 1721. Accordingly, under Pennsylvania law, the board of directors sets the compensation policies for officers, employees and agents of the corporation, not the shareholders.

In Pennsylvania, directors stand in a fiduciary relation solely to the corporation as an entity, not to any particular constituency. *See* 15 Pa. C.S. § 1717; *see also Fidelity Federal Savings and Loan Ass'n v. Felicetti*, 830 F. Supp. 262, 269 (E.D. Pa. 1993) (applying Pennsylvania law and stating that the "nature of the relationship between the directors and the corporation requires that the directors devote themselves to the affairs of the corporation with a view toward promoting the best interests of the corporation"). Section 1715(b) provides that, when considering the best interests of the corporation, the directors are not required to regard any corporate interest or the interests of any particular group affected by such action as a dominant or controlling interest or factor. *See* 15 Pa. C.S. § 1715(b). That subsection also makes clear that the consideration of interests or factors in the manner described in Section 1715 shall not constitute a violation of Section 1712. Thus, the BCL expressly negates the rule that exists in some jurisdictions that the interests of shareholders must, in certain circumstances, be considered paramount to the interests of other constituencies. *See AMP Inc. v. Allied Signal Corp.*, 1998 WL 778348 (E.D. Pa. 1998) (stating that "[t]he directors of a Pennsylvania corporation owe a fiduciary duty solely to the corporation and must act according to the corporation's best interest").

If the Proposal is adopted by the Company's shareholders and implemented by the Board, the Board would be required to set compensation for its executives and senior management at $500,000.00, a seemingly arbitrary number that is in no way related to the Board's independent business judgment as to whether such amount is in the best interests of the Company. Accordingly, the Proposal, if implemented, would mandate that the Board disregard its fiduciary duty to fix employee compensation levels in accordance with its assessment of the Company's best interests, as specifically mandated by Sections 1502(16) and 1721(a) of the BCL.

CONCLUSION

Based on our examination of the foregoing documents, and subject to the assumptions and other qualifications herein set forth, we are of the opinion that:

A. the implementation of the Proposal would cause the Company to breach existing employment agreements with certain executives and senior management in violation of Pennsylvania law; and

B. the Proposal, if adopted by the shareholders and implemented by the Board, would be invalid under the BCL.

This opinion is furnished to you solely for your benefit in connection with the Proposal, and except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal. This opinion speaks only as of the date hereof and is based on our understandings and assumptions as to present facts, and on our review of the above-referenced documents and the application of Pennsylvania law as the same exist as of the date hereof, and we undertake no obligation to update or supplement this opinion after the date hereof for the benefit of any person or entity with respect to any facts or circumstances that may hereafter come to our attention or any changes in facts or law that may hereafter occur or take effect.

Very truly yours,



PEPPER HAMILTON LLP